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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fuel Tech, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
359523107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	359523107	Page	2	of	12

1	NAMES OF REPORTING PERSONS Southpoint Capital Advisors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,170,694**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,694**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,694**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	359523107	Page	3	of	12

1	NAMES OF REPORTING PERSONS Southpoint GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,170,694**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,694**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,694**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	359523107	Page	4	of	12

1	NAMES OF REPORTING PERSONS Southpoint Capital Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,170,694**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,694**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,694**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	359523107	Page	5	of	12

1	NAMES OF REPORTING PERSONS Southpoint GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,170,694**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,694**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,694**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	359523107	Page	6	of	12

1	NAMES OF REPORTING PERSONS Robert W. Butts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,170,694**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,694**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,694**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	359523107	Page	7	of	12

1	NAMES OF REPORTING PERSONS John S. Clark II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,170,694**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,170,694**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,694**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G/A (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $0.001 per share (the “Common Stock”) of Fuel Tech, Inc.) a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008 (the “Schedule 13G”).
This Amendment is being filed on behalf of Southpoint Capital Advisors LLC, a Delaware limited liability company (“Southpoint CA LLC”), Southpoint GP, LLC, a Delaware limited liability company (“Southpoint GP LLC”), Southpoint Capital Advisors LP, a Delaware limited partnership (“Southpoint Advisors”), Southpoint GP, LP, a Delaware limited partnership (“Southpoint GP”), Robert W. Butts and John S. Clark II. Southpoint CA LLC is the general partner of Southpoint Advisors. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of Southpoint Fund LP, a Delaware limited partnership (the “Fund”), Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”), and Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the “Offshore Fund”), is also a general partner of the Master Fund. This Amendment relates to shares of the Issuer purchased by the Fund, the Qualified Fund and the Master Fund.
Item 1(a) Name of Issuer.
Fuel Tech, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
27601 Bella Vista Parkway
Warrenville, IL 60555
Item 2(a) Name of Person Filing.
(1)	Southpoint Capital Advisors, LP

(2)	Southpoint GP, LP

(3)	Southpoint Capital Advisors, LLC

(4)	Southpoint GP, LLC

(5)	Robert W. Butts

(6)	John S. Clark II
Item 2(b) Address of Principal Business Office, or, if none, Residence.
(1)	For all Filers: 623 Fifth Avenue, Suite 2601 New York, NY 10022 (212) 692-6350

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Item 2(c) Citizenship or Place of Organization.
(1)	Southpoint Capital Advisors LP is a Delaware limited partnership.

(2)	Southpoint GP, LP is a Delaware limited partnership.

(3)	Southpoint Capital Advisors LLC is a Delaware limited liability company.

(4)	Southpoint GP, LLC is a Delaware limited liability company.

(5)	Robert W. Butts is a U.S. citizen.

(6)	John S. Clark II is a U.S. citizen.
Item 2(d) Title of Class of Securities.
Common stock, par value $0.001 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
359523107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4 Ownership.
(a)	Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 1,170,694 shares of Common Stock.

(b)
As of December 31, 2008, Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II may be deemed the beneficial owners of 4.88% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,170,694 by 23,986,622, the number of shares of Common Stock issued and outstanding as of October 10, 2008, according to the Issuer’s Form 10-Q filed on November 10, 2008 with the Securities Exchange Commission.

(c)
Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II have the sole power to vote and dispose of the 1,170,694 shares of Common Stock beneficially owned.

Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

9 of 12

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.
Item 8 Identification and Classification of Members of the Group.
Not Applicable.
Item 9 Notice of Dissolution of Group.
Not Applicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated January 9, 2009, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2009

SOUTHPOINT CAPITAL ADVISORS, LP

By:	Southpoint Capital Advisors LLC its general partner

	By:	/s/ Robert W. Butts

		Name:	Robert W. Butts
		Title:	Manager

SOUTHPOINT GP, LP

By:	Southpoint GP, LLC its general partner

	By:	/s/ Robert W. Butts

		Name:	Robert W. Butts
		Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC

	By:	/s/ Robert W. Butts

		Name:	Robert W. Butts
		Title:	Manager

SOUTHPOINT GP, LLC

	By:	/s/ Robert W. Butts

		Name:	Robert W. Butts
		Title:	Manager

/s/ Robert W. Butts
Robert W. Butts

/s/ John S. Clark II
John S. Clark II

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EXHIBIT INDEX
Exhibit 1
Joint Filing Agreement dated January 9, 2009, between Southpoint CA LLC, Southpoint GP LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II.

12 of 12